SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 2)

Royal Hawaiian Orchards, L.P.

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(NAME OF ISSUER)

Class A Units

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(TITLE OF CLASS OF SECURITIES)

55307U107

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(CUSIP NUMBER)

JAN H. LOEB

LEAP TIDE CAPITAL MANAGEMENT, INC.

10451 Mill Run Circle, Suite 400

Owings Mills, Maryland 21117

(410) 654-3315

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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 28, 2012

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX /X/.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO 55307U107

(1)		NAME OF REPORTING PERSON

LEAP TIDE CAPITAL MANAGEMENT, INC.

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	(7)	SOLE VOTING POWER

0
NUMBER OF	(8)	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	(10)	SHARED DISPOSITIVE POWER

0
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP NO 55307U107

(1)		NAME OF REPORTING PERSON

Jan Loeb

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐

6()		CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	(7)	SOLE VOTING POWER

0
NUMBER OF	(8)	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	(10)	SHARED DISPOSITIVE POWER

0
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 55307U107

ITEM 1.        SECURITY AND ISSUER.

This statement related to the Class A Units (“Units”) of Royal Hawaiian Orchards, L.P. (the “Partnership”), which has its principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720

ITEM 2.        IDENTITY AND BACKGROUND.

(a)	This statement is being filed by (i) Leap Tide Capital Management, Inc. and (ii) Jan Loeb. Collectively, these entities are referred to as the “Reporting Persons.”

(b)	The principal address of the Reporting Persons is 10451 Mill Run Circle, Suite 400, Owings Mills, Maryland 21117.

(c)	Jan Loeb is the President of Leap Tide Capital Management, Inc. and a member of its board of directors. Mr. Loeb’s business address is 10451 Mill Run Circle, Owings Mills, MD 21117.

(d)	During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Loeb was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Leap Tide Capital Management, Inc. was organized under the laws of the State of Delaware, and Jan Loeb is a citizen of the United States of America.

ITEM 4.        PURPOSE OF TRANSACTION.

This Amendment No. 2 is filed to report that Jan Loeb sold all Units previously reported as beneficially owned in the Amendment No. 1 filed June 7, 2011.

CUSIP No. 55307U107

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Persons beneficially own 0.0% Units of the Partnership.

(b)	The number of Units as to which Leap Tide Capital Management, Inc. has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose of or to direct the disposition of:0

(iv) shared power to dispose of or to direct the disposition of: 0

The number of Units as to which Jan Loeb has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose of or to direct the disposition of:0

(iv) shared power to dispose of or to direct the disposition of: 0

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Units.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 16, 2012, by and between Jan Loeb and Leap Tide Capital Management, Inc.

CUSIP No. 55307U107

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: October 16, 2012

LEAP TIDE CAPITAL MANAGEMENT, INC.,
A Delaware Corporation

/s/ Jan Loeb
___________________________
By: Jan Loeb
Its: President

/s/ Jan Loeb
___________________________
Jan Loeb